SARISSA CAPITAL ACQUISITION CORP.

660 Steamboat Road

Greenwich, CT 06830

October 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Sarissa Capital Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249171

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sarissa Capital Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to October 20, 2020 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning Claire James, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8205. Comments with respect to this request or the Registration Statement may be directed to Ms. James by telephone or facsimile at (212) 728-9205.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

SARISSA CAPITAL ACQUISITION CORP.

By:	/s/ Patrice Bonfiglio
Name: Patrice Bonfiglio
Title: Chief Financial Officer

cc: Claire James, Esq.